UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Vascular Biogenics Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 par value per share

(Title of Class of Securities)

M96883109

(CUSIP Number)

Ofira Kadmor

Director of Finance
Pitango Venture Capital
11 HaMenofim St. Bldg. B
Herzliya 4672562, Israel
Tel +972-9-971-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M96883109	13G/A	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pitango Venture Capital Fund IV L.P. EIN - 98-0426037
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,623,570
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,623,570
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,623,570
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ¨
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5% (1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Percentage beneficial ownership is calculated based on 35,881,128 ordinary shares of the Issuer outstanding as of February 1, 2019, as reported by the Issuer in its annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 28, 2019.

CUSIP No. M96883109	13G/A	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pitango Venture Capital Principals Fund IV L.P. EIN - 98-0426039
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 35,060
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 35,060
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,060
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ¨
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Percentage beneficial ownership is calculated based on 35,881,128 ordinary shares of the Issuer outstanding as of February 1, 2019, as reported by the Issuer in its annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 28, 2019.

This Amendment No. 1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13G, filed on February 17, 2015 (the “Original Statement”), is being filed for the sole purpose of reporting that the percentage beneficial ownership of the Issuer’s outstanding Ordinary Shares (as defined in Item 2(d) below) by the Reporting Persons (as defined in Item 2(a) below) has dropped below 5%. The Reporting Persons have not effected any transactions in the Ordinary Shares since the filing of the Original Statement.

Item 1. (a)	Name of Issuer Vascular Biogenics Ltd.
(b)	Address of Issuer’s Principal Executive Offices 8 HaSatat St. Modi’in, Israel 7178106

Item 2.

(a)

Name of Person Filing:

(i) Pitango Venture Capital Fund IV L.P. (“Main”)

(ii) Pitango Venture Capital Principals Fund IV L.P. (“Principals”)

The foregoing entities listed in clauses (i) through (ii) of this Item 2(a) are referred to herein collectively as the “Reporting Persons”.

(b)	Address of the Principal Office or, if none, residence The principal business office of each of the Reporting Persons is: 11 HaMenofim St., Building B, Herzliya, 4672562, Israel
(c)	Citizenship With respect to each of Main and Principals: Cayman Islands
(d)	Title of Class of Securities Ordinary Shares, NIS 0.01 par value per share (“Ordinary Shares”)
(e)	CUSIP Number M96883109

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Please see row 9 of the cover pages of the respective Reporting Persons.

(b)	Percent of class: Please see row 11 of the cover pages of the respective Reporting Persons. All percentages appearing in the cover pages are based on 35,881,128 Ordinary Shares outstanding as of February 1, 2019, as reported by the Issuer in its annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 28, 2019.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: Please see row 5 of the cover pages of the respective Reporting Persons and the response to Item 4(a) above.

	(ii)	Shared power to vote or to direct the vote: Please see row 6 of the cover pages of the respective Reporting Persons and the response to Item 4(a) above.

	(iii)	Sole power to dispose or to direct the disposition of: Please see row 7 of the cover pages of the respective Reporting Persons and the response to Item 4(a) above.

	(iv)	Shared power to dispose or to direct the disposition of: Please see row 8 of the cover pages of the respective Reporting Persons and the response to Item 4(a) above.

Rami Beracha, Bruce Crocker, Isaac Hillel, Rami Kalish, Aaron Mankovski, Chemi Peres, Ruth Alon and Zeev Binman, who are the limited partners of the general partner of the Reporting Persons, Pitango V.C. Fund IV L.P. (the “General Partner”), may be deemed to control the General Partner and therefore collectively exercise shared voting and investment power with respect to the Ordinary Shares of the Issuer held by the Reporting Persons.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(K), so indicate under Item 3(k) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5)

Not applicable.

Item 10.  Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pitango Venture Capital Fund IV L.P.

By:	/s/ Zeev Binman
Name:	Zeev Binman
Title:	Managing Director

By:	/s/ Isaac Hillel
Name:	Isaac Hillel
Title:	Managing Director

Dated:	August 1, 2019

Pitango Venture Capital Principals Fund IV L.P.

By:	/s/ Zeev Binman
Name:	Zeev Binman
Title:	Managing Director

By:	/s/ Isaac Hillel
Name:	Isaac Hillel
Title:	Managing Director

Dated:	August 1, 2019